Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: (PGF.UN) – TSX;
(PGH) – NYSE

PENGROWTH ENERGY TRUST REPORTS THIRD QUARTER 2010 RESULTS

CALGARY, Alberta – November 4, 2010 – Pengrowth Corporation, administrator of Pengrowth Energy Trust (collectively, “Pengrowth”), is pleased to report Pengrowth’s unaudited operating and financial results for the quarter ended September 30, 2010. All figures are in Canadian dollars unless otherwise stated.

Pengrowth’s unaudited consolidated financial statements for the quarter ended September 30, 2010 and related Management’s Discussion and Analysis can be accessed immediately on Pengrowth’s website at www.pengrowth.com, and have been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Third Quarter Highlights:

•

Continued wet weather and the inability to obtain timely access to frac services delayed capital, completion and tie-in activity during the quarter. Coupled with planned and unplanned turn-around activity, these circumstances resulted in average production of 72,704 barrels of oil equivalent (boe) per day in the third quarter, a reduction of four percent from the second quarter production of 75,517 boe per day. Pengrowth has tightened its full year average production guidance to a range of 74,000 to 75,000 boe per day. Year-to-date production has averaged 74,605 boe per day.

•	Full year operating expense guidance has been revised downward for the second time this year from $14.05 per boe to $13.60 per boe.

•	At Horn River, the Evie formation was successfully fracture simulated in a vertical well with final flow rates of approximately 0.5 mmcf per day.

•

Year-to-date cash flow before working capital changes has exceeded the sum of capital expenditures and distributions. Excess cash flow will be utilized in the fourth quarter with a large portion being directed to drilling and related facility construction in the Montney Groundbirch area. Pengrowth plans on continuing to live within its means for the remainder of 2010.

•	Drilling activity increased in the third quarter with 43 gross (23.7 net) wells being drilled of which 36 gross wells were cased for production.

•	On September 15, 2010, Pengrowth closed its acquisition of Monterey Exploration Ltd, with the issuance of approximately 28 million Trust Units and approximately 5 million exchangeable shares.

•

Subsequent to the quarter end, Pengrowth completed the renewal of a $1 billion bank facility for a three year term. Pengrowth has the ability to expand this facility as needed up to a total of $1.25 billion, giving ample flexibility while minimizing bank costs.

•	At the end of the quarter, Pengrowth had $26 million of short term debt and over $1 billion available on its committed bank facility.

“We continued to make good progress on our resource based value creation strategy throughout the third quarter” said Derek Evans Pengrowth’s President and Chief Executive Officer. “Our drilling, acquisition and evaluation activities are consistent with our goal of finding predictable and repeatable places to put the drill bit to work to create value for our unitholders. We look forward to sharing more information on our 2011 plans in our guidance press release on November 8, 2010.”

Summary of Financial and Operating Results

	Three Months ended September 30			Nine Months ended September 30
(monetary amounts in thousands, except per unit amounts)	2010	2009	% Change	2010	2009		% Change
STATEMENT OF INCOME
Oil and gas sales	$317,505	$325,264	(2)	$1,012,593	$983,871		3
Net income	$125,632	$78,290	60	$228,320	$34,330		565
Net income per trust unit	$0.42	$0.30	40	$0.78	$0.13		500

CASH FLOW
Cash flow from operating activities	$159,926	$162,915	(2)	$468,212	$401,417		17
Cash flow from operating activities per trust unit	$0.54	$0.63	(14)	$1.60	$1.56		3

Capital expenditures	$87,677	$44,047	99	$202,968	$161,236		26
Capital expenditures per trust unit	$0.30	$0.17	76	$0.69	$0.62		11

Distributions declared	$65,254	$72,235	(10)	$187,466	$226,973		(17)
Distributions declared per trust unit	$0.21	$0.27	(22)	$0.63	$0.87		(28)

Ratio of distributions declared over cash flow from operating activities	41%	44%	(7)	40%	57%		(30)
Weighted average number of trust units outstanding (000’s)	297,005 (1)	259,263	15	292,773 (1)	257,996		13

BALANCE SHEET
Working capital excess (deficiency)				$(75,239)	$(185,449	)(2)	(59)
Property, plant and equipment				$4,113,442	$3,962,814		4
Long term debt				$1,019,485	$1,264,174		(19)
Trust unitholders' equity				$3,222,022	$2,509,325		28
Trust unitholders' equity per trust unit				$9.91	$9.65		3

Currency (U.S.$/Cdn$) (closing rate at period end)				$0.9718	$0.9340

Number of trust units outstanding at period end (000's) (3)				325,043	260,114		25

AVERAGE DAILY PRODUCTION
Crude oil (bbls)	20,967	22,930	(9)	21,736	23,142		(6)
Heavy oil (bbls)	6,585	7,480	(12)	6,828	7,657		(11)
Natural gas (mcf)	217,712	232,444	(6)	219,725	238,746		(8)
Natural gas liquids (bbls)	8,867	8,984	(1)	9,420	9,598		(2)
Total production (boe)	72,704	78,135	(7)	74,605	80,189		(7)

TOTAL PRODUCTION (mboe)	6,689	7,188	(7)	20,367	21,891		(7)

PRODUCTION PROFILE
Crude oil	29%	29%		29%	29%
Heavy oil	9%	10%		9%	9%
Natural gas	50%	50%		49%	50%
Natural gas liquids	12%	11%		13%	12%

AVERAGE REALIZED PRICES (after commodity risk management)
Crude oil (per bbl)	$73.93	$74.40	(1)	$75.06	$71.26		5
Heavy oil (per bbl)	$57.80	$59.21	(2)	$60.15	$49.71		21
Natural gas (per mcf)	$4.67	$4.34	8	$5.05	$5.03		—
Natural gas liquids (per bbl)	$53.55	$41.86	28	$57.08	$37.96		50
Average realized price per boe	$47.07	$45.22	4	$49.45	$44.84		10

(1)	Includes exchangeable shares issued in the Monterey acquisition.
(2)	Includes $160.4 million current portion of long term debt.
(3)	Includes 5.0 million exchangeable shares issued in the Monterey acquisition.

About Pengrowth:

Pengrowth Energy Trust is an oil and gas operating company, structured as a trust, with a focus on creating value through the drill bit by drilling operated, low cost, low risk, repeatable opportunities in the Western Canadian Sedimentary Basin. Pengrowth’s operations include production from a number of conventional and unconventional assets and are evenly balanced between oil and liquids and natural gas. Future growth opportunities include the development of conventional oil and natural gas production, heavy oil, shale gas and coalbed methane as well as the addition of production through acquisition. Pengrowth has announced its plan to convert to a corporation as of December 31, 2010. Pengrowth’s trust units trade on the Toronto Stock Exchange under the symbol PGF.UN and on the New York Stock Exchange under the symbol PGH.

PENGROWTH CORPORATION

Derek Evans

President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, E-mail: investorrelations@pengrowth.com

Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889

Advisory Regarding Reserves and Production Information

Disclosure provided herein in respect of reserves and production reported in barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Caution Regarding Forward Looking Information

This press release contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. In particular, forward-looking statements in this press release include, but are not limited to, statements with respect to; available credit facilities; the amount and timing of cash flows and distributions to unitholders; development activities; full year average production; full year operating expenses. Pengrowth’s business model and the goals thereof; and Pengrowth’s future structure including its currently anticipated conversion to a dividend paying entity which will be taxable as a corporation for Canadian federal income tax purposes.

Forward-looking statements and information contained in this press release are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and interest rates, the proceeds of anticipated divestitures, the amount of future cash distributions paid by Pengrowth, the cost of expanding its property holdings, its ability to obtain labour and equipment in a timely manner to carry out development activities, its ability to market its oil and natural gas successfully to current and new customers, the impact of increasing competition, its ability to obtain financing on acceptable terms and its ability to add production and reserves through its development and exploitation activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, the forward-looking statements included in this press release involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; changes in environmental or other legislation applicable to its operations, and its ability to comply with current and future environmental and other laws; actions by governmental or regulatory authorities including changes in royalty structures and programs and income tax laws (including those relating to mutual fund trusts or investment eligibility) or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; Pengrowth’s ability to access external sources of debt and equity capital, the implementation of International Financial Reporting Standards; and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found in Pengrowth’s most recent Management Discussion and Analysis and under “Risk Factors” in Pengrowth’s most recent Annual Information Form, and in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of the Trust’s Canadian public filings are available on SEDAR at http://www.sedar.com. The Trust’s U.S. public filings, including the Trust’s most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at http://www.sec.gov.edgar.shtml.

Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on Pengrowth’s forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.